Mail Stop 6010   November 13, 2006

Digital Ally
Attn. Stanton Ross
4831 West 136th Street
Suite 300
Leawood, KS 66224

Re: Digital Ally, Inc.
File 333-138025
Form SB-2 filed October 16, 2006

 Dear Mr. Ross:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

2. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

3. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

4. On page 46, you have indicated that there is an inactive market for your stock. When there is no active market for a company's stock, you must include a fixed price at which the securities will be offered for sale until a market develops for the stock. Please revise your disclosure to include a fixed price for the sale. You may state that the securities may sell at the market price once a market develops.

5. We note you have included the 415 undertakings pursuant to Item 512 of Regulation S-K. If it is your intention to offer the securities on a continuous basis, please include a 415 box on the cover page and check it. In addition, given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

6. You state on pages 1 and 30 that you were originally incorporated on December 13, 2000. On page 3 you state that you were formed on May 16, 2003. Please revise your filing to clarify the discrepancy.

Incorporation by reference

7. It does not appear that you are incorporating any documents by reference. Please consider whether you need to include this section in the filing.

Prospectus Summary, page 1

8. Please eliminate the use of the acronyms DVF, DVM, DVSC and OEM. These acronyms make your disclosure harder to follow than if you use the terms digital video flashlight, digital video rear view mirror, etc.

9. Please expand your disclosure to disclose and quantify your history of losses and your accumulated deficit as of September 30, 2006.

Risk Factors, page 3

We have a history of operating losses page 3

10. Please provide your accumulated deficit as of September 30, 2006.

11. Please explain "the problems, expenses, delays and complications associated with a new business."

Our auditors have expressed a going concern opinion, page 3

12. Please revise to discuss the consequences of receiving a going concern opinion. At a minimum, the discussion should address potential difficulty raising funds and the effect the opinion may have for investors who want to sell their shares.

It is uncertain whether we will need additional financing…, page 3

13. If there is any possibility that the company may seek debt financing, please disclose this fact and consider the risk factors that may be associated with debt financing, such as restrictive covenants.

14. Quantify the amount of funds you expect to need to continue your operations for the next twelve months.

If we are unable to compete…, page 5

15. Please disclose who your primary competitors are and describe any specific competitive advantages they have relative to your company.

Defects in our products…, page 6

16. Please disclose any facts or circumstances that might lead to product defects and the risks you are describing in this risk factor.

17. Please state the limitations of your product liability insurance.

We are dependent on key personnel, page 6

18. If Mr. Stanton or Mr. Haler has plans to leave the company, please disclose this fact in the risk factor.

We are dependent on manufacturers and suppliers, page 7

19. If you are substantially dependent on any of agreements with the manufacturers or suppliers referenced in this section, please identify that party by name, file your agreement with that party as an exhibit to the registration statement and include a description of all material terms in the Business section. If you believe you are not substantially dependent on these agreements, please explain to us the basis for your determination.

We are uncertain of our ability to protect technology through patents, page 7

    20. Is the critical technology that you reference the technology that you license from Ingenient? If it is a different license agreement, please identify the licensing party, file the agreement as an exhibit and revise the business section to include a discussion of the material terms of the agreement.

    21. Please describe the potential consequences if patents relating to your existing technology are not granted.

Risks related to our license agreement, page 8

    22. Please file the Ingenient agreement as an exhibit to the registration statement.

We have not completed our trademark registration, page 8

    23. Please describe the risks posed by being precluded from using your trademark.

There are economic and general risks…, page 9

    24. Risk factors should relate to specified risks faced by the company. General business risks do not constitute proper risk factors. Please delete this risk factor.

There is a limited market for your shares and you may not be able to sell them, page 9

    25. We note your statement that you expect the SEC to scrutinize our registration statements because of the relatively early stage of development of our business compared to most public companies. Please revise to clarify that the fact that the SEC has reviewed a filing does not ensure a filing is more accurate than a filing that was not reviewed. The level of SEC does not ensure any additional accuracy. The disclosure continues to be your responsibility regardless of the level of review.

Because our common stock is considered a "penny stock," any investment in the Units is considered to be a high risk investment…, page 10

    26. Since you are registering the resale of common stock, as opposed to units, please revise the disclosure to refer to an investment in common stock.

We have a limited public market…, page 10

    27. We note your statement that your common stock has "qualified" for trading through the pink sheets. Please revise to eliminate the use of the word "qualified" as it implies that there are listing requirements that you have met.

We have never paid dividends…, page 11

    28. Please describe the risks posed by the fact that you may not pay dividends.

Determination of Offering Price, page 13

    29. As you are required to set an offering price, this section should be revised to include the information required by Item 505 of Regulation S-B.

Selling Stockholders, page 14

    30. For each nonpublic entity that is a selling stockholder, disclose the natural person(s) with voting and dispositive power over the securities.

    31. Briefly describe how the selling securityholders obtained their securities.

    32. If any of your selling shareholders are broker dealers, please revise to identify them as broker dealers and underwriters. The only exception to this requirement is if the selling shareholder received the shares as underwriting compensation. If any of the selling shareholders are affiliates of broker dealers, identify them as such and revise to state that these selling shareholders purchased the shares in the ordinary course of business without view to directly or indirectly distribute the shares. If you are unable to make this representation, the affiliates of broker dealers must also be identified as underwriters.

Directors, Executive Officers, Promoters and Control Persons, page 20

    33. It appears that Mr. Ross is currently your CEO and President of Infinity. Please revise to disclose the amount of time he devotes to your company. Please consider whether his inability to focus all his attention on your business constitutes a risk that should be discussed in the "Risk Factor" section.

Business

Original Equipment Manufacturers, page 33

    34. Are there any currently available products that incorporate your technology? If there are, please identify them. Do you have any agreements to license your technology to other parties who will incorporate it into their own products?

Market and Industry Overview, page 33

    35. Where you include statistics or figures in the registration statement, please disclose the source of your information and provide us with copies of the documents that you cite. Examples of statistics that should be supported include the following:

- According to the Department of Justice, there are almost 14 million arrests each year, with approximately 10%, or 1.4 million of those arrests for DWI, p. 33
- There are approximately 18,000 law enforcement agencies in the US…who employ over two million guards, p.34
- Smaller departments with 20 or fewer officers account for…, p. 34
- There are 10,000 private security agencies…, p. 34
- Smaller departments with 20 or fewer officers…, p. 34
- In 2003, over $90 billion was spent with private security…, p.34

The list set forth above is an illustrative, and not exhaustive, list of statements that should be supported. Please review the entire registration statement and provide support for all similar statements.

License arrangements, page 35

36. Please revise to describe any early termination provisions or minimum royalty requirements, if any.

Intellectual Property, page 36

37. Please revise to identify the party that licenses the critical technology to you.

Management's Discussion and Analysis or Plan of Operation, page 37

Operating Expenses, Research and Development Expenses, page 37

38. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

Please disclose the following information for each of your major active research and development project(s):

- The nature, timing and estimated costs of the efforts necessary to complete the project;
- The anticipated completion dates;
- The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
- The period in which material net cash inflows from significant projects are expected to commence.

To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known.

Liquidity and Capital Resources, pages 39 and 41

39. Please expand your discussion to address material changes in the underlying drivers such as where the actual usages and sources of cash existed especially in your discussion of operating cash flows during the years presented. In doing so, please ensure that you are not merely describing items identified on the face of the statement of cash flows. Refer to the guidance provided in our release, "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" particularly Item D of that release. You can find this release on our website at http://www.sec.gov/rules/interp/33-8350.htm.

40. We note your statement that you need to attain your revenue and profit margin goals or raise additional working capital through additional offerings of equity in order to continue to implement your business plan and finance your expected level of sales. Please revise to describe your revenue and profit margin goals and how much working capital you would need to raise if you are not able to attain these goals.

Critical Accounting Policies page 42

41. We note that the company reiterated the policy notes included in the financial statements. Please note that Critical Accounting Polices should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. Please revise your disclosure to provide the company's analysis of the judgments and uncertainties involved in applying these accounting principles at a given time, and the potential impact on your financial statements of the variability that is reasonably likely to result from their application over time. Such disclosures explaining the likelihood that any materially different amounts would be reported under different conditions, using different assumptions is consistent with the objective of Management's Discussion and Analysis. See Release 33-8350.

Stock-Base Compensations, pages 43-44

42. In addition to stating that you establish the fair value of stock warrants issued to non-employees in accordance with SFAS No. 123, describe specifically how and when the cost of issuing such stock warrants is recognized and how fair value is established. Based on your disclosures included in Note 7 on page FA-12 and in Note 8 on page FB-12 it appears that stock options issued to non-employees are partially expensed and partially capitalized. Supplementally, in your response, include references to the specific paragraphs within the accounting literature which you relied upon that support the accounting for the issuance of stock options granted to non-employees.

43. The table that presents the pro-forma SFAS 123 disclosures on page 44 is for the six-month period ended June 30, 2005. Please update the table for the six-months ended June 30, 2006.

Certain Relationships and related transactions, p. 45

44. Item 601(b)(10) requires that you file all agreements listed in this section as exhibits to the registration statement. While the Acme note appears to have been filed, we could not locate the other documents listed in this section. Please file them as exhibits to the registration statement.

45. Please identify your shareholders who control Acme Resources.

Market for our Common Stock and Related Stockholder Matters, page 46

46. We note your statement that there are no securities and no debt convertible into your common stock. In light of the $500,000 convertible note, this statement does not appear to be accurate. Please advise to revise.

Financial Statements at June 30, 2006, unaudited

47. Please update the unaudited financial statements and related disclosures based on the comments related to the audited financial statements as at December 31, 2005 as applicable.

48. Please include a subsequent event footnote disclosure about the private placements subsequent to June 30, 2006. According to your disclosures included in the liquidity and capital resources section on page 39 you raised $1,678,250 in private placements through September 2006. The statements of equity on page FA-3 presents $1,208,323 net proceeds received from private placements through June 30, 2006. Please reconcile the difference.

Note 7. Stock Based Compensation, page FA-9

49. On page FA-12 you state no options were granted during the first quarter of 2006, please update this disclosure through the latest period presented.

50. We refer to your summary of options outstanding on page FA-13. In the table for the six-months ended June 30, 2006 you include a weighted exercise price but no corresponding options granted. Please revise. In addition, if no options were granted during the six-months ended June 30, 2006 it is unclear why the weighted average exercise price at the end of the period would change from $1.09 to $1.07. Please revise this inconsistency.

Financial Statements at December 31, 2005, audited

Note 1. Nature of Business and Significant Accounting Policies, page FB-6

51. Please disclose the nature of the expenses capitalized under "Prepaid Expenses."

Note 2. Note Payable, page FB-9

52. Please expand your disclosures to discuss how you allocated the proceeds from the issuance of the note payable. Discuss the significant assumptions underlying the allocation, and how you considered whether a beneficial conversion feature exists. Please explain how your accounting for this feature complied with EITF 98-5 and 00-27. In this regard, please tell us how you determined the conversion price and how it compared to the fair value of your common stock.

Note 7. Merger, page FB-11

53. Please provide us your analysis of the merger between Vegas Petra, Inc. and Digital Ally, Inc under paragraph 17 of SFAS 141 and revise your disclosures as appropriate. Your analysis should include references to any other accounting guidance used as applicable.

Note 8. Stock Based Options and Warrants, page FB-13

54. Please assure your disclosure describes how you allocated the proceeds between the common stock and the common stock purchase warrants issued as part of the units placed. Quantify and discuss any significant assumptions underlying your allocation. Please elaborate on the conditions under which the warrants issued as part of the units placed may be redeemed, at whose option, and the medium of payment.

Exhibit 23.1, Consent of Independent Registered Public Accounting Firm

55. Please reconcile the difference between the date of the audit report as stated in the consent with the date of the audit report included on page FB-1.

Signatures

56. Your controller or principal accounting officer is required to sign the registration statement. Please have one of these parties sign your registration statement. If one of the parties that signed this registration statement also serves as the controller or principal accounting officer, please revise the signature block to include this position.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 551-3656 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Christian Hoffman III
        Quarles & Brady
        One Renaissance Square
        Two North Central Avenue
        Phoenix, AZ 85004
        F: 602-420-5008